On November 14, 2014, Millennium Investment & Acquisition Company, Inc. (the Company) received the resignation of CohnReznick LLP (CRZ) as the Companys independent registered public accounting firm.


CRZ performed the audit of the Companys financial statements for the fiscal years ended December 31, 2012 and 2013. CRZ has not issued any report on any financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During the subsequent interim period preceding CRZs resignation: (i) there were no disagreements between the Company and CRZ on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of CRZ, would have caused CRZ to make reference to the subject matter of the disagreement in connection with its report on the Companys financial statements; and (ii) there were no reportable events as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

On November 17, 2014, the Company provided CRZ with a copy of the disclosures it is making above in response to Item 4.01 in this Current Report on Form 8-K, and requested that CRZ furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with those disclosures. A copy of the resulting letter from CRZ, dated November 20, 2014, is filed as Exhibit 16.1 to the November 20, 2014 Form 8-K.


Engagement of Marks Paneth LLP

As previously disclosed by the Company in its Form 8-K filed on November 20, 2014, Millennium Investment & Acquisition Company, Inc. (the Company) received the resignation of CohnReznick LLP (CRZ) as the Companys independent registered public accounting firm.

On January 5, 2015, the Companys Audit Committee selected, and the Companys Board of Trustees ratified the engagement of, Marks Paneth LLP
(MP) as the Companys independent registered public accounting firm for the Companys fiscal year ending December 31, 2014, and on January 10, 2015, the Company completed the process of engaging MP in such capacity.

During the fiscal years ended December 31, 2014, 2013 and 2012 and the subsequent interim period prior to engaging MP, neither the Company nor anyone acting on the Companys behalf consulted MP regarding:
(i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Companys financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of SEC Regulation S-K and the related instructions to that item) or a reportable event (as defined in paragraph (a)(1)(v) of Item 304 of SEC Regulation S-K).